

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 8, 2015

Robert C. Rowe
President and Chief Executive Officer
NorthWestern Corporation
3010 W. 69th Street
Sioux Falls, South Dakota 57108

   Re: NorthWestern Corporation
           Form 10-K for Fiscal Year Ended December 31, 2014
           Filed February 12, 2015
           File No. 1-10499

Dear Mr. Rowe:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Accounting Branch Chief
                                        Office of Consumer Products